

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Jeffrey R. Mistarz
Chief Financial Officer
Lime Energy Co.
1280 Landmeier Road
Elk Grove Village, IL 60007-2410

>   **Re: Lime Energy Co.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 23, 2010**
>   **File No. 001-16265**

Dear Mr. Mistarz:

    We have completed our review of your filings and do not have any further comments at this time.

                                          Sincerely,

                                          Jeffrey Jaramillo
                                          Accounting Branch Chief